August 3, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Ms. Christina DiAngelo Fettig and Mr. Jim O’Connor

Re:    Registration Statements on Form N-14 of the Ivy Funds and Ivy Variable Insurance Portfolios (together, the “Registrants”)

File Nos. 333-225914; 333-225913; 333-225912; 333-225911; 333-225909 and 333- 225910

Dear Ms. DiAngelo Fettig and Mr. Jim O’Connor:

On behalf of the Registrants, below are the Registrants’ responses to the comments conveyed telephonically by Ms. DiAngelo Fettig and conveyed via email by Mr. O’Connor to Alan P. Goldberg, Esq. and Mark R. Greer, Esq. of Stradley Ronon Stevens & Young, LLP with regard to the Registrants’ registration statements on Form N-14 (collectively, the “Registration Statements”) relating to the proposed reorganizations of certain funds of the Registrants. The Registration Statements were filed with the U.S. Securities and Exchange Commission (“SEC”) on June 27, 2018 under Rule 488 under the Securities Act of 1933 (the “Securities Act”).

Below, the Registrants have provided your comments (in bold) and the Registrants’ response to each comment. These responses will be incorporated into a filing to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statements.

I. Accounting Comments

A. General Comments Applicable to All Registration Statements

1.	Text: The first bullet on page 6[1] of the Prospectus/Proxy Statement in the Synopsis section titled “In making its recommendation, what factors did the Board consider?” states:

The total amount of the expenses for the Reorganization is estimated to be approximately $157,000. The expenses will be borne solely by the Micro Cap Growth Fund and no expenses will be borne by the Small Cap Growth Fund as a result of the Reorganization.

[1]

Unless noted otherwise, page references under Section “I. Accounting Comments – A. General Comments Applicable to All Registration Statements” refer to the Registration Statement filed for the proposed reorganization of Ivy Micro Cap Growth Fund into Ivy Small Cap Growth Fund (the “Small Cap Registration Statement”). Additionally, unless otherwise noted, the current and revised disclosure is also copied from, and revised for inclusion in, the Small Cap Registration Statement. The wording for the remaining Registration Statements is substantially similar.

Comment:    Please disclose the rationale for allocating expenses in this manner. Additionally, please disclose if the allocation will be made regardless of whether the Reorganization is consummated. If any particular Reorganization involves repositioning before or after the Reorganization, disclose the costs of the repositioning in this bullet point, and state whether the Reorganization expense estimate reflects these costs.

Response: The disclosure has been revised to read as follows:

The total amount of the expenses for the Reorganization is estimated to be approximately $157,000. The total amount of the expenses for the Reorganization will be evenly split between the Micro Cap Growth Fund and the Small Cap Growth Fund. The Board and Ivy Funds believed that an allocation of the Reorganization expenses to each Fund was appropriate because the Reorganization is expected to be beneficial to each Fund and its shareholders. The expense allocation will be made whether or not the Reorganization is consummated.

The following language has been added to each Registration Statement as noted below:

1. Ivy Micro Cap Growth Fund Reorganization

Due to differences between the investment strategies of the Micro Cap Growth Fund and the Small Cap Growth Fund, IICO currently estimates that approximately 35% of the Micro Cap Growth Fund’s portfolio assets will be sold by the post-Reorganization Small Cap Growth Fund after the closing of the Reorganization as a part of a portfolio repositioning and separate from normal portfolio turnover. IICO believes that any portfolio transaction costs incurred due to the repositioning will be less than 0.34% (34 basis points) of annual fund operating expenses (including the effect of any fee waivers and/or expense reimbursements), which includes estimated commissions that may be incurred during portfolio repositioning.

2. Ivy Tax-Managed Equity Fund Reorganization

Due to differences between the investment strategies of the Tax-Managed Fund and the Large Cap Fund, IICO currently estimates that approximately 10% of the Tax-Managed Fund’s portfolio assets will be sold by the post-Reorganization Large Cap Fund after the closing of the Reorganization as a part of a portfolio repositioning and separate from normal portfolio turnover. IICO believes that any portfolio transaction costs incurred due to the repositioning will be less than 0.03% (3 basis points) of annual fund operating expenses (including the effect of any fee waivers and/or expense reimbursements), which includes estimated commissions that may be incurred during portfolio repositioning.

3. Ivy VIP Micro Cap Growth Reorganization

Due to differences between the investment strategies of the Micro Cap Growth Portfolio and the Small Cap Growth Portfolio, IICO currently estimates that approximately 35% of the Micro Cap Growth Portfolio’s portfolio assets will be sold by the post-Reorganization Small Cap Growth Portfolio after the closing of the Reorganization as a part of a portfolio repositioning and separate from normal portfolio turnover. IICO believes that any portfolio transaction costs incurred due to the repositioning will be less than 0.49% (49 basis points) of annual portfolio operating expenses (including the effect of any fee waivers and/or expense reimbursements), which includes estimated commissions that may be incurred during portfolio repositioning.

4. Ivy European Opportunities Fund Reorganization

Due to differences between the investment strategies of the European Opportunities Fund and the International Core Equity Fund, IICO currently estimates that approximately 33 1/3% of the European Opportunities Fund’s portfolio assets will be sold by the post-Reorganization International Core Equity Fund after the closing of the Reorganization as a part of a portfolio repositioning and separate from normal portfolio turnover. IICO believes that any portfolio transaction costs incurred due to the repositioning will be less than 0.11% (11 basis points) of annual fund operating expenses (including the effect of any fee waivers and/or expense reimbursements), which includes estimated commissions that may be incurred during portfolio repositioning.

5. Ivy LaSalle Global Risk-Managed Real Estate Fund Reorganization

Due to differences between the investment strategies of the Risk-Managed Real Estate Fund and the Real Estate Fund, IICO currently estimates that approximately 15% of the Risk-Managed Real Estate Fund’s portfolio assets will be sold by the post-Reorganization Real Estate Fund after the closing of the Reorganization as a part of a portfolio repositioning and separate from normal portfolio turnover. IICO believes that any portfolio transaction costs incurred due to the repositioning will be less than 0.50% (50 basis points) of annual fund operating expenses (including the effect of any fee waivers and/or expense reimbursements), which includes estimated commissions that may be incurred during portfolio repositioning.

6. Ivy Global Income Allocation Fund Reorganization

Due to differences between the investment strategies of the Global Income Fund and the Asset Strategy Fund, IICO currently estimates that approximately 50% of the Global Income Fund’s portfolio assets will be sold by the post-Reorganization Asset Strategy Fund after the closing of the Reorganization as a part of a portfolio repositioning and separate from normal portfolio turnover. IICO believes that any portfolio transaction costs incurred due to the repositioning will be less than 0.30% (30 basis points) of annual fund operating expenses (including the effect of any fee waivers and/or expense reimbursements), which includes estimated commissions that may be incurred during portfolio repositioning.

2.	Text: The second bullet on page 6 of the Prospectus/Proxy Statement in the Synopsis section titled “In making its recommendation, what factors did the Board consider?” states:

By reorganizing into the Small Cap Growth Fund, it is expected that former Micro Cap Growth Fund shareholders will be subject to lower ongoing expenses than those imposed by the Micro Cap Growth Fund.

Comment:    Add disclosure that the statement above is excluding any Reorganization expenses. Additionally, in this statement and throughout the Registration Statements where applicable, please clarify whether the expenses referred to include the effect of any expense waivers and/or fee reimbursements.

Response: The disclosure has been revised to read as follows:

By reorganizing into the Small Cap Growth Fund, it is expected that former Micro Cap Growth Fund shareholders will be subject to lower ongoing expenses than those imposed by the Micro Cap Growth Fund, both before and after giving effect to any expense waivers and/or fee reimbursements and excluding any expenses paid in connection with the Reorganization.

The Registrants confirm that they have made similar revisions to the disclosure in the Registration Statements regarding expense comparisons.

3.	Text: The last sentence in the Synopsis section titled “What happens if the Reorganization is not approved?” states on page 7 of the Prospectus/Proxy Statement:

The Board will then consider such actions as it deems necessary or appropriate for the Micro Cap Growth Fund.

Comment:    Consider elaborating on what other actions the Board would consider if the Reorganizations are not approved.

Response: The disclosure has been revised to read as follows:

The Board will then consider such actions as it deems necessary or appropriate, including, but not limited to, liquidation of the Micro Cap Growth Fund.

4.	Text: The Shareholder Fees and Annual Fund Operating Expenses tables on pages 15-18 of the Prospectus/Proxy Statement.

Comment:    Please confirm in correspondence that all fees are current in accordance with Item 3 of Form N-1A.

Response: The Registrants confirm that all fees have been revised to be current in accordance with Item 3 of Form N-1A.

5.	Text: The Shareholder Fees and Annual Fund Operating Expenses tables on pages 15-18 of the Prospectus/Proxy Statement.

Comment:    With respect to the Reorganizations involving the Ivy Funds, please confirm in correspondence that all fees will agree with the fees that will be presented in the post-effective amendment to the Ivy Funds’ registration statements for its annual update to be filed on or about July 31, 2018.

Response: Ivy Funds confirms that all fees presented in the Registration Statements for the Reorganizations involving the Ivy Funds have been revised to agree with the fees presented in the post-effective amendment to the Ivy Funds’ registration statement that was filed on July 26, 2018.

6.	Text: The Shareholder Fees and Annual Fund Operating Expenses tables on pages 15-18 of the Prospectus/Proxy Statement.

Comment:    Consider disclosing that the fee tables do not include the effect of any Reorganization expenses, and consider quantifying such Reorganization expenses in basis points.

Response: The disclosure in the last paragraph before the Shareholder Fees table has been revised to read as follows:

The Annual Fund Operating Expenses shown in the table below are based on the expenses of each Fund for the twelve-month period ended March 31, 2018. Also shown are the Annual Fund Operating Expenses projected for the Small Cap Growth Fund on a pro forma basis after giving effect to the proposed Reorganization, based on combined net assets as if the Reorganization had occurred on April 1, 2017, and had a year of combined operations, and excluding the effect of any Reorganization expenses.

The following footnote has been added to the Annual Fund Operating Expenses table:

The Total Annual Fund Operating Expenses After Fee Waiver and/or Expenses Reimbursement ratio shown above does not include the effect of any Reorganization expenses because such expenses are one-time expenses of the Fund. The Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement ratio, including the Reorganization expenses would be: Class A shares 1.35%, Class B shares 2.23%, Class C shares 2.06%, Class I shares 0.90%, Class N shares 0.90%, Class R shares 1.66% and Class Y shares 1.31%.

7.	Text: The footnotes to the Annual Fund Operating Expenses tables on pages 15-18 of the Prospectus/Proxy Statement.

Comment:    Please revise the applicable footnotes and update the expense waiver and/or fee reimbursement agreements so that any expense waiver and/or fee reimbursement agreement for an acquiring Fund extends at least one year from the effective date of the applicable Registration Statement.

Response: The Registrants confirm that all expense waiver and/or fee reimbursement agreements for an acquiring Fund have been revised as necessary to extend at least one year from the effective date of the applicable Registration Statement.

8.	Text: The section entitled “Comparison of Fund Performance” beginning on page 29 of the Prospectus/Proxy Statement.

Comment:    Consider including the annual total returns bar chart from the Funds’ prospectuses.

Response: The Registrants respectfully decline this comment. The annual total returns bar chart would merely repeat information that is already included in the statutory prospectus. The statutory prospectus is incorporated by reference into the Prospectus/Proxy Statement and will accompany the Prospectus/Proxy Statement in the mailing to shareholders.

9.	Text: The Capitalization tables on pages 41-42 of the Prospectus/Proxy Statement.

Comment:    For Reorganizations in which the acquiring Fund offers additional classes not involved in the Reorganization, please present information for those additional classes.

Response: The Registrants have revised the Capitalization tables to include information about all of the classes offered by the applicable acquiring Fund.

10.	Text: The Capitalization tables on pages 41-42 of the Prospectus/Proxy Statement.

Comment:    Consider disclosing total net assets in the capitalization tables.

Response: The Capitalization tables have been revised as requested.

11.	Text: The Capitalization tables on pages 41-42 of the Prospectus/Proxy Statement.

Comment:    The Pro forma Adjustments appear to show the Reorganization expenses are allocated evenly between the Funds.

Response: The Registrants have confirmed the Pro forma Adjustments based on the revised Reorganization expense allocation between the Funds as discussed in the Registrants’ response to the SEC staff’s Comment 1.

12.	Text: Item 9 of the Form of Agreement and Plan of Reorganization on page A-17 of the Prospectus/Proxy Statement.

Comment:    Please complete the language regarding the allocation of the Reorganization expenses when finalized.

Response: Item 9 of the Form of Agreement and Plan of Reorganization has been updated to reflect the revised Reorganization expense allocation between the Funds as discussed in the Registrants’ response to the SEC staff’s Comment 1.

13.	Text: The disclosure in the first paragraph under the section titled “Reasons for the Reorganization” on page 35 of the Prospectus/Proxy Statement.

Comment:    For the Reorganizations of Ivy LaSalle Global Risk-Managed Real Estate Fund, Ivy Global Income Allocation Fund and Ivy Tax-Managed Equity Fund, please provide additional details as to why IICO proposed the Reorganizations to the Board.

Response: The Registration Statements for the Reorganizations of Ivy LaSalle Global Risk-Managed Real Estate Fund, Ivy Global Income Allocation Fund and Ivy Tax-Managed Equity Fund have been revised as requested. The revised language now reads as follows:

1. Ivy LaSalle Global Risk-Managed Real Estate Fund Reorganization

IICO considered various factors before presenting the proposed Reorganization to the Board, including: (i) the Risk-Managed Real Estate Fund has limited growth opportunities and is somewhat redundant with other products in the Ivy Funds complex; (ii) the merger would create a larger fund, which might be able to more easily reach various breakpoints in management fee schedules, spread fixed costs over a larger asset base, and allow for more efficiencies in servicing the combined Real Estate Fund; and (iii) former shareholders of the Risk-Managed Real Estate Fund would be subject to the lower ongoing expenses, both before and after giving effect to any expense waivers and/or fee reimbursements and excluding any expenses paid in connection with the Reorganization.

2. Ivy Global Income Allocation Fund Reorganization

IICO considered various factors before presenting the proposed Reorganization to the Board, including: (i) the Global Income Fund has limited growth opportunities and is somewhat redundant with other products in the Ivy Funds complex; (ii) the merger would create a larger fund, which might be able to more easily reach various breakpoints in management fee schedules, spread fixed costs over a larger asset base, and allow for more efficiencies in servicing the combined Asset Strategy Fund; and (iii) former shareholders of the Global Income Fund would be subject to the lower ongoing expenses, both before and after giving effect to any expense waivers and/or fee reimbursements and excluding any expenses paid in connection with the Reorganization.

3. Ivy Tax-Managed Equity Fund Reorganization

IICO considered various factors before presenting the proposed Reorganization to the Board, including: (i) the Tax-Managed Fund has limited growth opportunities and is somewhat redundant with other products in the Ivy Funds complex; (ii) the merger would create a larger fund, which might be able to more easily reach various breakpoints in management fee schedules, spread fixed costs over a larger asset base, and allow for more efficiencies in servicing the combined Large Cap Fund; and (iii) former shareholders of the Tax-Managed Fund would be subject to the lower ongoing expenses, both before and after giving effect to any expense waivers and/or fee reimbursements and excluding any expenses paid in connection with the Reorganization, except with respect to Class A and Class B shares, whose shareholders will be subject to higher ongoing expenses before giving effect to any expense waivers and/or fee reimbursements.

14.

Text: The paragraph under the section titled “Repositioning of the [Fund’s] Portfolio Assets, which can be found on page 36 of the Registration Statement for the Reorganization of Ivy VIP Micro Cap Growth.[2]

Comment:    Please provide disclosure regarding any repositioning, planned or forced, that will occur in connection with the Reorganizations, including the degree of any repositioning.

Response: The following language has been revised in each Registration Statement as noted below:

1. Ivy Micro Cap Growth Fund Reorganization

IICO currently estimates that a de minimis portion (i.e., less than 6%) of the Micro Cap Growth Fund’s portfolio assets may be sold before the closing of the Reorganization as part of a portfolio repositioning and separate from normal portfolio turnover. It is not anticipated that the sale of a de minimis portion of the portfolio assets prior to the closing of the Reorganization should result in any material amounts of capital gains to be distributed to shareholders. However, due to differences between the investment strategies and policies of the Micro Cap Growth Fund and the Small Cap Growth Fund, IICO currently estimates that approximately 35% of the Micro Cap Growth Fund’s portfolio assets will be sold by the post-Reorganization Small Cap Growth Fund after the closing of the Reorganization as part of a portfolio repositioning and separate from normal portfolio turnover. It is estimated that a post-Reorganization portfolio repositioning could take approximately three to four months. As discussed in the section below titled “Federal Income Tax Consequences of the Reorganization – General Limitations on Capital Losses,” the ability of the combined Small Cap Growth Fund to fully use either Fund’s capital loss carryovers as of the closing, if any, to offset the capital gain resulting from such post-closing sales will be limited, which may result in shareholders of the combined Small Cap Growth Fund receiving a greater amount of capital gain distributions than they would

[2]

This paragraph was excluded from the Small Cap Growth Fund Registration Statement, as IICO did not anticipate any repositioning to occur as a result of the Reorganization. This paragraph has been replaced and updated in the Small Cap Growth Fund Registration Statement.

have had the Reorganization not occurred. The ability of the post-Reorganization Small Cap Growth Fund to fully use the Micro Cap Growth Fund’s capital loss carryovers as of the closing, if any, to offset the capital gain resulting from such post-closing sales may be limited, which may result in shareholders of the combined Small Cap Growth Fund receiving a greater amount of capital gain distributions than they would have had the Reorganization not occurred. Transaction costs also may be incurred due to the repositioning of the portfolio. IICO believes that these portfolio transaction costs will be less than 0.34% (34 basis points) of annual fund operating expenses (including the effect of any fee waivers and/or expense reimbursements), which includes estimated commissions that may be incurred during portfolio repositioning.

2. Ivy Tax-Managed Equity Fund Reorganization

IICO currently estimates that a de minimis portion (i.e., less than 6%) of the Tax-Managed Fund’s portfolio assets may be sold before the closing of the Reorganization as part of a portfolio repositioning and separate from normal portfolio turnover. It is not anticipated that the sale of a de minimis portion of the portfolio assets prior to the closing of the Reorganization should result in any material amounts of capital gains to be distributed to shareholders. However, due to differences between the investment strategies and policies of the Tax-Managed Fund and the Large Cap Fund, IICO currently estimates that approximately less than 10% of the Tax-Managed Fund’s portfolio assets will be sold by the post-Reorganization Large Cap Fund after the closing of the Reorganization as part of a portfolio repositioning and separate from normal portfolio turnover. It is estimated that a post-Reorganization portfolio repositioning could take approximately two weeks. As discussed in the section below titled “Federal Income Tax Consequences of the Reorganization – General Limitations on Capital Losses,” the ability of the combined Large Cap Fund to fully use either Fund’s capital loss carryovers as of the closing, if any, to offset the capital gain resulting from such post-closing sales will be limited, which may result in shareholders of the combined Large Cap Fund receiving a greater amount of capital gain distributions than they would have had the Reorganization not occurred. The ability of the post-Reorganization Large Cap Fund to fully use the Tax-Managed Fund’s capital loss carryovers as of the closing, if any, to offset the capital gain resulting from such post-closing sales may be limited, which may result in shareholders of the combined Large Cap Fund receiving a greater amount of capital gain distributions than they would have had the Reorganization not occurred. Transaction costs also may be incurred due to the repositioning of the portfolio. IICO believes that these portfolio transaction costs will be less than 0.03% (3 basis points) of annual fund operating expenses (including the effect of any fee waivers and/or expense reimbursements), which includes estimated commissions that may be incurred during portfolio repositioning.

3. Ivy VIP Micro Cap Growth Reorganization

IICO currently estimates that a de minimis portion (i.e., less than 6%) of the VIP Micro Cap Growth Portfolio’s portfolio assets may be sold before the closing of the Reorganization as part of a portfolio repositioning and separate from normal portfolio turnover. It is not anticipated that the sale of a de minimis portion of the portfolio assets prior to the closing of the Reorganization should result in any material amounts of capital gains to be distributed to shareholders. However, due to differences between the investment strategies and policies of the VIP Micro Cap Growth Portfolio and VIP Small Cap Growth Portfolio, IICO currently estimates that approximately 35% of the VIP Micro Cap Growth Portfolio’s portfolio assets will be sold by the post-Reorganization VIP Small Cap Growth Portfolio after the closing of the Reorganization as part of a portfolio repositioning and separate from normal portfolio turnover. It is estimated that a post-Reorganization portfolio repositioning could take approximately three to four months. As discussed in the section below titled “Federal Income Tax Consequences of the Reorganization – General Limitations on Capital Losses,” the ability of the combined VIP Small Cap Growth Portfolio to fully use either Portfolio’s capital loss carryovers as of the closing, if any, to offset the capital gain resulting from such post-closing sales will be limited, which may result in shareholders of the combined VIP Small Cap Growth Portfolio receiving a greater amount of capital gain distributions than they would have had the Reorganization not occurred. The ability of the post-Reorganization VIP Small Cap Growth Portfolio to fully use the VIP Micro Cap Growth Portfolio’s capital loss carryovers as of the closing, if any, to offset the capital gain resulting from such post-closing sales may be limited, which may result in shareholders of the combined VIP Small Cap Growth Portfolio receiving a greater amount of capital gain distributions than they would have had the Reorganization not occurred. Transaction costs also may be incurred due to the repositioning of the portfolio. IICO believes that these portfolio transaction costs will be less than 0.49% (49 basis points) of annual portfolio operating expenses (including the effect of any fee waivers and/or expense reimbursement agreements), which includes estimated commissions that may be incurred during portfolio repositioning.

4. Ivy European Opportunities Fund Reorganization

IICO currently estimates that a de minimis portion (i.e., less than 6%) of the European Opportunities Fund’s portfolio assets may be sold before the closing of the Reorganization as part of a portfolio repositioning and separate from normal portfolio turnover. It is not anticipated that the sale of a de minimis portion of the portfolio assets prior to the closing of the Reorganization should result in any material amounts of capital gains to be distributed to shareholders. However, due to differences between the investment strategies and policies of the European Opportunities Fund and the International Core Equity Fund, IICO currently estimates that approximately 33 1/3% of the European Opportunities Fund’s portfolio assets will be sold by the post-Reorganization International Core Equity

Fund after the closing of the Reorganization as part of a portfolio repositioning and separate from normal portfolio turnover. It is estimated that a post-Reorganization portfolio repositioning could take approximately two weeks. As discussed in the section below titled “Federal Income Tax Consequences of the Reorganization – General Limitations on Capital Losses,” the ability of the combined International Core Equity Fund to fully use either Fund’s capital loss carryovers as of the closing, if any, to offset the capital gain resulting from such post-closing sales will be limited, which may result in shareholders of the combined International Core Equity Fund receiving a greater amount of capital gain distributions than they would have had the Reorganization not occurred. The ability of the post-Reorganization International Core Equity Fund to fully use the European Opportunities Fund’s capital loss carryovers as of the closing, if any, to offset the capital gain resulting from such post-closing sales may be limited, which may result in shareholders of the combined International Core Equity Fund receiving a greater amount of capital gain distributions than they would have had the Reorganization not occurred. Transaction costs also may be incurred due to the repositioning of the portfolio. IICO believes that these portfolio transaction costs will be less than 0.11% (11 basis points) of annual fund operating expenses (including the effect of any fee waivers and/or expense reimbursements), which includes estimated commissions that may be incurred during portfolio repositioning.

5. Ivy LaSalle Global Risk-Managed Real Estate Fund Reorganization

IICO currently estimates that a de minimis portion (i.e., less than 6%) of the Risk-Managed Real Estate Fund’s portfolio assets may be sold before the closing of the Reorganization as part of a portfolio repositioning and separate from normal portfolio turnover. It is not anticipated that the sale of a de minimis portion of the portfolio assets prior to the closing of the Reorganization should result in any material amounts of capital gains to be distributed to shareholders. However, due to differences between the investment strategies and policies of the Risk-Managed Real Estate Fund and the Real Estate Fund, IICO currently estimates that approximately 35% of the Risk-Managed Real Estate Fund’s portfolio assets will be sold by the post-Reorganization Real Estate Fund after the closing of the Reorganization as part of a portfolio repositioning and separate from normal portfolio turnover. It is estimated that a post-Reorganization portfolio repositioning could take approximately two weeks. As discussed in the section below titled “Federal Income Tax Consequences of the Reorganization – General Limitations on Capital Losses,” the ability of the combined Real Estate Fund to fully use either Fund’s capital loss carryovers as of the closing, if any, to offset the capital gain resulting from such post-closing sales will be limited, which may result in shareholders of the combined Real Estate Fund receiving a greater amount of capital gain distributions than they would have had the Reorganization not occurred. The ability of the post-Reorganization Real Estate Fund to fully use the Risk-Managed Real Estate Fund’s capital loss carryovers as of the closing, if any, to offset the capital gain resulting from such post-closing sales may be limited, which may result in shareholders of the combined Real Estate Fund receiving a greater amount of capital gain distributions than they would have had the Reorganization not occurred. Transaction costs also may be incurred due to the repositioning of the portfolio. IICO believes that these portfolio transaction costs will be less than 0.50% (50 basis points) of annual fund operating expenses (including the effect of any fee waivers and/or expense reimbursements), which includes estimated commissions that may be incurred during portfolio repositioning.

6. Ivy Global Income Allocation Fund Reorganization

IICO currently estimates that a de minimis portion (i.e., less than 6%) of the Global Income Fund’s portfolio assets may be sold before the closing of the Reorganization as part of a portfolio repositioning and separate from normal portfolio turnover. It is not anticipated that the sale of a de minimis portion of the portfolio assets prior to the closing of the Reorganization should result in any material amounts of capital gains to be distributed to shareholders. However, due to differences between the investment strategies and policies of the Global Income Fund and the Asset Strategy Fund, IICO currently estimates that approximately 50% of the Global Income Fund’s portfolio assets will be sold by the post-Reorganization Asset Strategy Fund after the closing of the Reorganization as part of a portfolio repositioning and separate from normal portfolio turnover. It is estimated that a post-Reorganization portfolio repositioning could take approximately two weeks, subject to market conditions. As discussed in the section below titled “Federal Income Tax Consequences of the Reorganization – General Limitations on Capital Losses,” the ability of the combined Asset Strategy Fund to fully use either Fund’s capital loss carryovers as of the closing, if any, to offset the capital gain resulting from such post-closing sales will be limited, which may result in shareholders of the combined Asset Strategy Fund receiving a greater amount of capital gain distributions than they would have had the Reorganization not occurred. The ability of the post-Reorganization Asset Strategy Fund to fully use the Global Income Fund’s capital loss carryovers as of the closing, if any, to offset the capital gain resulting from such post-closing sales may be limited, which may result in shareholders of the combined Asset Strategy Fund receiving a greater amount of capital gain distributions than they would have had the Reorganization not occurred. Transaction costs also may be incurred due to the repositioning of the portfolio. IICO believes that these portfolio transaction costs will be less than 0.30% (30 basis points) of annual fund operating expenses (including the effect of any fee waivers and/or expense reimbursements), which includes estimated commissions that may be incurred during portfolio repositioning.

15.	Text: The sentence under section titled “II. Financial Statements” on page 2 of the SAI.

Comment:    Please revise the sentence to state “Only the audited financial statements and related report of the independent registered public accounting firm included in the Annual Report for the Funds for the fiscal year ended March 31, 2018 are incorporated herein by reference, and no other parts of the Annual Report are incorporated herein by reference.”

Response: The disclosure has been as requested.

16.	Text: The Pro Forma Financial Statements beginning on page 3 of the SAI.

Comment:    Please present information for all classes of each acquiring Fund.

Response: The Registrants have revised the Pro Forma Financial Statements in the Registration Statement to include all of the classes for the applicable acquiring Fund.

17.	Text: Footnote E to the Notes to Pro Forma Schedule of Investments.

Comment:    This footnote is included in all of the Registration Statements, with the exception of the Registration Statement for the Reorganization of the Ivy LaSalle Global Risk-Managed Real Estate Fund. If applicable, please add the footnote to that Registration Statement.

Response: Footnote E has been revised as follows and incorporated into all Registration Statements:

No adjustments are shown to the unaudited Pro Forma Schedule of Investments upon consummation of the merger. Although, securities may need to be sold upon consummation of the merger in order for the Small Cap Growth Fund to comply with its prospectus guidelines, the foregoing sentence shall not restrict in any way the ability of the investment adviser of either of the Funds from buying or selling securities in the normal course of such Fund’s business and operations.

18.	Text: The Pro Forma Financial Statements beginning on page 3 of the SAI.

Comment:    With respect to any Fund that holds derivatives, please clarify in the table, which Fund currently holds the derivative.

Response: The tables have been revised as requested.

19.	Text: The disclosure under “2. Significant Accounting Policies - Subsequent Events” on page 18 of the SAI.

Comment:    Please confirm this disclosure is appropriate in the Notes to the Pro Forma Financial Statements.

Response: The Registrants have deleted the disclosure regarding subsequent events.

20.	Text: The disclosure under “5. Basis of Combination” beginning on page 23 of the SAI.

Comment:    Please add the disclosure requested in the SEC staff’s Comment 1 to this section.

Response: The language has been revised as requested.

B. Ivy Tax-Managed Equity Fund Reorganization Comments

21.

Text: The disclosure under the second bullet in the Synopsis section titled “In making its recommendation, what factors did the board consider?” on page 6 of the Prospectus/Proxy Statement comparing the expenses.

Comment:    Please add the disclosure that the management fees in the combined Fund will be higher than the Ivy Tax-Managed Equity Fund.

Response: The following sentence has been added as the last sentence of that bullet:

While the current investment management fees to be paid by the Large Cap Fund after the Reorganization are higher than the current management fees paid by the Tax-Managed Fund, the Large Cap Fund shareholders of each class will be subject to the same or lower annual fund operating expenses after giving effect to temporary contractual fee waivers and/or expense reimbursements than experienced as shareholders of the Tax-Managed Fund.

22.

Text: The disclosure on page 11 of the Prospectus/Proxy Statement under the section titled “Will the Reorganization result in a higher investment management fee rate and higher fund expense rates immediately following the Reorganization?” states:

No. While the current investment management fees of 0.65% paid by the Tax-Managed Fund are lower than the investment management fees of 0.66% to be paid by the Large Cap Fund after the Reorganization, former shareholders of each class of the Tax-Managed Fund will be subject to the same or lower annual fund operating expenses as shareholders of the corresponding class of the Large Cap Fund after contractual fee waivers and/or expense reimbursements.

Comment:    Please revise the answer to this question since the combined Fund will be paying a higher management fee rate.

Response: The disclosure has been revised to read as follows:

While the current investment management fees of 0.65% paid by the Tax-Managed Fund are lower than the investment management fees of 0.66% to be paid by the Large Cap Fund after the Reorganization, former shareholders of each class of the Tax-Managed Fund will be subject to the same or lower annual fund operating expenses as shareholders of the corresponding class of the Large Cap Fund after giving effect to temporary contractual fee waivers or expense reimbursements. However, the fee waiver will expire on July 31, 2020, if not renewed, after which time investors may become subject to the higher expenses currently charged by the Large Cap Fund to certain share classes.

Please also see the Registrant’s response to the SEC staff’s Comment 56.

23.	Text: The footnote to the Annual Fund Operating Expenses table beginning on page 16 of the Prospectus/Proxy Statement states:

The Total Annual Fund Operating Expenses ratio shown above for Small Cap Growth Fund does not correlate to the expense ratio shown in the Financial Highlights table in the Fund’s Annual Report because it reflects extraordinary expenses.

Comment:    Please describe the nature of the extraordinary expenses in correspondence. Additionally, please include the following disclosure requirements of Form N-1A:

(ii) “Other Expenses” do not include extraordinary expenses as determined under generally accepted accounting principles (see Accounting Principles Board Opinion No. 30). If extraordinary expenses were incurred that materially affected the Fund’s “Other Expenses,” disclose in a footnote to the table what “Other Expenses” would have been had the extraordinary expenses been included.

This comment also applies to the Registration Statements for the Reorganization of Ivy Micro Cap Growth Fund and Ivy Global Income Allocation Fund.

Response: The footnotes have been revised to reflect current fees.

24.	Text: The Annual Fund Operating Expenses table beginning on page 17 of the Prospectus/Proxy Statement.

Comment:    Please confirm the 3-year pro forma expense amount for Class C shares of Ivy Large Cap Growth Fund. We calculate a different amount.

Response: The Registrant has confirmed the 3-year pro forma expense amount for Class C shares of Ivy Large Cap Growth Fund.

25.	Text: The hypothetical expense examples under the section titled “Examples” beginning on page 21 of the Prospectus/Proxy Statement.

Comment:    Please explain why Class Y of the Ivy Large Cap Growth Fund is waived down to 1.05% considering footnotes 5 and 6.

Response: The fee table has been revised to reflect current fees.

26.	Text: The Capitalization table on page 43 of the Prospectus/Proxy Statement.

Comment:    Please explain why the expenses disclosed in footnote 3 to the Capitalization table do not correlate to the total of the values disclosed in the Pro Forma Adjustments column. This comment also applies to the Registration Statements for the Reorganization of Ivy Micro Cap Growth Fund and Ivy European Opportunities Fund.

Response: The Registrant has revised the Capitalization tables to include all classes of each acquiring Fund. The Registrant confirms that the expenses disclosed in footnote 3 to the Capitalization tables correlate to the total of the values disclosed in the Pro Forma Adjustments column in the revised Capitalization tables.

C. Ivy VIP Micro Cap Growth Reorganization Comments

27.	Text: The Annual Portfolio Operating Expenses table beginning on page 17 of the Prospectus/Proxy Statement.

Comment:    Please confirm in correspondence that the fee table for Class I shares of Ivy VIP Small Cap Growth will correspond to the fee table in the post-effective amendment to the Ivy Variable Insurance Portfolios’ registration statement filed pursuant to Rule 485(b).

Response: The Registrant confirms that the expenses provided for the Class I shares of Ivy VIP Small Cap Growth will correspond to the expenses provided in the post-effective amendment to the Registrant’s registration statement filed pursuant to Rule 485(b).

28.	Text: The Annual Portfolio Operating Expenses table beginning on page 17 of the Prospectus/Proxy Statement.

Comment:    The Total Annual Portfolio Operating Expenses in the fee table is 1.07% for Class I of Ivy VIP Micro Cap Growth. The audited financial highlights state that it is 1.05% Please explain the difference.

Response: The Registrant refers to footnote 2 which states: The Total Annual Portfolio Operating Expenses ratio shown above does not correlate to the expense ratio in the Financial Highlights table in the Portfolio’s Annual Report because it has been restated to reflect a change in the Portfolio’s contractual class waiver.

29.	Text: The capitalization table on page 40 of the Prospectus/Proxy Statement.

Comment:    Please explain why the Reorganization expenses are allocated only to the Class II shares of the Portfolios.

Response: Because a de minimis amount of Reorganization expenses would have been allocated to Class I shares of the Portfolios based on the Reorganization expense allocation, the Registrant allocated all Reorganization expenses to Class II shares of the Portfolios.

D. Ivy Global Income Allocation Fund Reorganization Comments

30.	Text: The table on page 6 of the Prospectus/Proxy Statement under the section titled “In making its recommendation, what factors did the Board consider?”

Comment:    The Class N expense ratio for Ivy Asset Strategy Fund is disclosed as 0.68% in this table on page 6. The Annual Fund Operating Expenses table on page 16 discloses 0.76%. Please update or explain the discrepancy.

Response: The Registrant has updated the table on page 6 to reflect an expense ratio of 0.76%.

31.	Text: The hypothetical expense tables under the section titled “Examples” beginning on page 20 of the Prospectus/Proxy Statement.

Comment:    Please explain why the hypothetical expense examples for Class N shares of the Ivy Asset Strategy Fund in the table showing expenses if shares are redeemed differs from the hypothetical expense examples listed for Class N shares of the Ivy Asset Strategy Fund listed in the table showing expenses if shares are not redeemed.

Response: The Registrant has updated the hypothetical expense example for Class N shares of the Ivy Asset Strategy Fund to reflect current fees.

32.	Text: The hypothetical expense tables under the section titled “Examples” beginning on page 20 of the Prospectus/Proxy Statement.

Comment:    Please provide your calculations for the hypothetical expense examples for Class E shares.

Response: The Registrant has attached its calculations for the hypothetical expense examples for Class E shares as Appendix A to this SEC comment response letter.

E. Ivy LaSalle Global Risk-Managed Real Estate Fund Reorganization Comments

33.	Text: The table on page 7 of the Prospectus/Proxy Statement under the section titled “In making its recommendation, what factors did the Board consider?”

Comment:    Please add a decimal place to the expenses under Class Y shares to read 1.46%, rather than 146%.

Response: The language has been revised as requested.

34.	Text: The Annual Fund Operating Expenses table beginning on page 20 of the Prospectus/Proxy Statement.

Comment:    The Total Annual Fund Operating Expenses in the fee table is 1.29% and 2.46% for Class N shares and Class C shares of Ivy LaSalle Global Real Estate Fund. The audited financial highlights state that the expense ratios are 1.27% and 2.47%, respectively. Please explain the difference.

Response: The Registrant has revised the fee table and corresponding footnotes to reflect current fees.

35.	Text: The footnote to the Annual Fund Operating Expenses table beginning on page 20 of the Prospectus/Proxy Statement states:

Through July 31, 2019, IICO, IDI, and/or WISC have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, if any) as follows: Class A shares at 1.51%, Class I shares at 1.16% and Class N shares at 1.16%. Prior to that date, the expense limitation may not be terminated without the consent of the Board.

Comment:    Please explain the discrepancy between the footnote to the fee table and the financial statements in the description of the expense limitation agreement for Class N shares of the Ivy LaSalle Global Risk-Managed Real Estate Fund.

Response: The Registrant has updated the referenced footnote to remove the reference to Class N and added the following footnote to Class N:

Through July 31, 2019, IDI and/or WISC have contractually agreed to reimburse sufficient 12b-1 and/or shareholder servicing fees to ensure that the total annual ordinary fund operating expense of Class N shares do not exceed the total annual ordinary fund operating expense of the Class I shares as calculated at the end of each month. Prior to that date, the expense limitation may not be terminated without the consent of the Board.

F. Ivy European Opportunities Fund Reorganization Comments

36.	Text: The Annual Fund Operating Expenses Table on page 18 of the Prospectus/Proxy Statement.

Comment:    Please adjust the table headings to line-up with the classes of each Fund.

Response: The table headings have been revised as requested.

37.	Text: The hypothetical expense table under the section titled “Examples” on page 23 of the Prospectus/Proxy Statement.

Comment:    Please confirm the hypothetical expense examples with respect to Class B shares. They appear to be reversed.

Response: The Registrant has revised the hypothetical expense examples for Class B shares.

38.	Text: The hypothetical expense tables under the section titled “Examples” beginning on page 21 of the Prospectus/Proxy Statement.

Comment:    Please provide your calculations for the hypothetical expense examples as it relates to Class E shares.

Response: The Registrant has attached its calculations for the hypothetical expense examples for Class E shares as Appendix A to this SEC comment response letter.

II. Disclosure Comments

A. General Comments Applicable to All Registration Statements

39.	Text: The disclosure on pages 2-3[3] of the Prospectus/Proxy Statement stating the documents that are incorporated by reference.

Comment:    Item 5(a) of Form N-14 requires open-end funds to furnish the information required by Items 2 through 8, 9(a), 9(b), and 10 through 13 of Form N-1A. Item 13 of Form N-1A requires the presentation of financial highlights for the fund, audited for the last five years. However, we note that the financial highlights for the acquiring Fund are missing. All or part of an effective registration statement on Form N-1A or a current shareholder report of any party to the transaction may be incorporated by reference into a registration statement on Form N-14 in order to satisfy the requirements of Items 5, 6 and 11 through 14 of Form N-14. If the prospectus on Form N-14 incorporates by reference the prospectus of the acquiring Fund from Form N-1A, the acquiring Fund’s Form N-1A prospectus must be delivered with the Form N-14 prospectus.

Response: To comply with Item 5(a) of Form N-14, the Ivy Funds will incorporate by reference the prospectus for the Ivy Funds dated July 31, 2018 and the Ivy Variable Insurance Portfolios will incorporate by reference the prospectus of the Ivy Variable Insurance Portfolios dated April 30, 2018, which contain the financial highlights for the target and acquiring Funds, audited for the past five years. The Registrant confirms that a copy of the applicable prospectus will be mailed to shareholders of record along with the Registration Statement.

40.

Text: The disclosure under the heading “Same or Lower Overall Expenses” in the Synopsis section titled: “In making its recommendation, what factors did the Board consider?” on page 6 of the Prospectus/Proxy Statement.

[3]

Unless noted otherwise, page references under Section “II. Disclosure Comments – A. General Comments Applicable to All Registration Statements” refer to the Registration Statement filed for the proposed reorganization of Ivy European Opportunities Fund into Ivy International Core Equity Fund (the “Core Equity Registration Statement”). Additionally, unless otherwise noted, the current and revised disclosure is also copied from and, revised for inclusion in, the Core Equity Registration Statement. The wording for the remaining Registration Statements is substantially similar.

Comment:    For any Reorganization in which, on a gross basis, the expenses of a class of the acquiring Fund are higher than the corresponding class expenses for the target Fund, this heading is potentially misleading to investors. Anytime lower expenses is mentioned it should be made just as prominent that gross expenses will be higher, including headings. The first sentence of the section should be clarified to indicate the comparison is referring to net expenses. You cannot state an incorrect statement and then take part of it away in next sentence. Also, if only certain class share expenses are going to be higher, state that here.

Response: The disclosure has been revised to read as follows:

Expense Comparison. By reorganizing into the International Core Equity Fund, former European Opportunities Fund shareholders will be subject to the same or lower ongoing expenses than those imposed by the European Opportunities Fund both before and after giving effect to any expense waivers and/or fee reimbursements and excluding any expenses paid in connection with the Reorganization, except with respect to Class E shares, whose shareholders will be subject to higher ongoing expenses before giving effect to any expense waivers and/or fee reimbursements.

The Registrants confirm that, as applicable, each Registration Statement has been revised accordingly.

41.	Text: The sentence in the Synopsis section titled: “In making its recommendation, what factors did the Board consider?” on page 6 of the Prospectus/Proxy Statement that states:

For those share classes of the European Opportunities Fund that will be reorganizing into a share class of the International Core Equity Fund whose expenses are higher than its corresponding share class of the European Opportunities Fund, if any, IICO, Ivy Distributors, Inc. (“IDI”), the Funds’ distributor, and/or Waddell & Reed Services Company, doing business as WI Services Company (“WISC”), the Funds’ transfer agent, have agreed to limit the operating expenses that will be charged to shareholders of such class of shares of the International Core Equity Fund to be equal to any lower expense ratio of the corresponding class of the European Opportunities Fund through July 31, 2020.

Comment:    Every time a Registration Statement mentions lower expenses, please make clear any instances where gross expenses are expected to be higher, especially because waiver is only for one year.

Response: The disclosure has been revised to read as follows:

For Class E shares of the European Opportunities Fund that will be reorganizing into Class E shares of the International Core Equity Fund whose gross expenses are higher than the corresponding share class of the European Opportunities Fund, Ivy Investment Company (“IICO”), the Funds’ investment manager, Ivy Distributors, Inc. (“IDI”), the Funds’ distributor, and/or Waddell & Reed Services Company, doing business as WI Services Company (“WISC”), the Funds’

transfer agent, have agreed to limit the operating expenses that will be charged to shareholders of Class E shares of the International Core Equity Fund to be equal to the lower expense ratio of Class E shares of the European Opportunities Fund through July 31, 2020, if not renewed, at which time the fee waiver and/or expense reimbursement will expire and investors may be subject to higher expenses than currently charged by the International Core Equity Fund.

42.

Text: The section in the Synopsis section titled: “How do the Funds’ investment objectives, fundamental investment restrictions, principal investment strategies and principal investment risks compare?” on page 9 of the Prospectus/Proxy Statement.

Comment:    This section is different for each filing.

Response: The Registrants acknowledge that there are differences in this section across the Registration Statements. The Registrants evaluated the best way to present the disclosure for each Reorganization and believe that the disclosure is accurate in each Registration Statement.

43.

Text: The section in the Synopsis section titled: “Will the Reorganization result in a higher investment management fee rate and higher fund expenses immediately following the Reorganization?” on page 11 of the Prospectus/Proxy Statement.

Comment:    Please delete word “no” if any class of shares of the acquiring Fund will have higher gross expenses than those currently experienced by the corresponding class of shares of the target Fund. Investors may think that the answer applies to both parts of the question above (i.e., management fees and total fees).

Response: The Registrants confirm that the word no has been deleted for any Registration Statements in which the ongoing expenses of any class of the acquiring Fund will be higher than the corresponding class of the target Fund before giving effect to any fee waivers and/or expense reimbursements.

44.

Text: The sentences in the Synopsis section titled: “Will the Reorganization result in a higher investment management fee rate and higher fund expenses immediately following the Reorganization?” on pages 11-12 of the Prospectus/Proxy Statement that state:

After the Reorganization, shareholders of each class of shares will be subject to the same or lower annual fund operating expenses that had been experienced as shareholders of the European Opportunities Fund. If the current annual fund operating expenses of a share class of the International Core Equity Fund is higher than the corresponding share class of the European Opportunities Fund, IICO, IDI and/or WISC have agreed to limit the operating expenses that will be charged to shareholders of such class of shares of the International Core Equity Fund to be equal to the lower expense ratio of the corresponding class of shares of the European Opportunities Fund through July 31, 2020.

Comment:    This first sentence is not true given the sentence that follows. Please revise the first sentence to state:

Although gross expenses will be higher for Class E shares, after the Reorganization, shareholders of each class of shares will be subject to the same or lower annual fund operating expenses than had been experienced as shareholders of the European Opportunities Fund.

Response: The disclosure has been revised to read as follows:

Although before giving effect to any fee waiver and/or expense reimbursement, ongoing expenses will be higher for shareholders of Class E shares than currently experienced under the European Opportunities Fund, after the Reorganization, shareholders of each class of shares will be subject to the same or lower annual fund operating expenses after giving effect to any fee waiver and/or expense reimbursement than had been experienced as shareholders of the European Opportunities Fund.

Similar revisions have been made to any Registration Statement where gross expenses of the acquiring Fund will be higher than those currently experienced by any share class of the target Fund.

45.	Text: The section in the Synopsis section titled: “What are the federal income tax consequences of the Reorganization” on page 12 of the Prospectus/Proxy Statement.

Comment:    If there will be any material capital gain distributions as a result of repositioning the portfolios, before or after the Reorganizations, in addition to regular capital gain distributions, such distributions should be disclosed. Please provide estimates of the amount of any such repositioning distributions in total and on a per share basis. Please disclose that a target Fund’s repositioning distributions will be taxable to investors, even where the Fund has incurred losses and the Fund’s shares have lost value.

Response: The Registrants confirm that there will be no material capital gain distributions as a result of repositioning of the portfolios, before or after any Reorganization.

46.	Text: The Annual Fund Operating Expenses table on page 18 of the Prospectus/Proxy Statement.

Comment:    Please note that Class E shares of International Core Equity Fund have higher gross expenses than Class E shares of European Opportunities Fund.

Response: The following language has been added to the introduction to the Annual Fund Operating Expenses table on page 15 of the Prospectus/Proxy Statement:

Although ongoing expenses will be higher for shareholders of Class E shares than currently experienced under the European Opportunities Fund before giving effect to any fee waiver and/or expense reimbursement, after the Reorganization, shareholders of each class of shares will be subject to the same or lower annual fund operating expenses after giving effect to any fee waiver and/or expense reimbursement than had been experienced as shareholders of the European Opportunities Fund.

Similar revisions have been made to any Registration Statement where gross expenses of the acquiring Fund will be higher than those currently experienced by any share class of the target Fund.

47.	Text: The Derivatives Risk under the section titled “Comparison of Principal Investment Risks” on page 31 of the Prospectus/Proxy Statement.

Comment:    Please identify specifically all of the derivatives in which the Fund intends to invest as part of its principal investment strategies and describe the risks of each. The staff has provided a number of observations concerning derivatives disclosure by investment companies in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Specifically, please revise the Fund’s risk disclosure in conformity with the following guidance in the letter: “[T]he disclosure concerning the principal risks of the fund should similarly be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.” This comment applies to the Registration Statements for the Reorganizations of the Ivy European Opportunities Fund and the Ivy Global Income Allocation Fund.

Response: The Registrants acknowledge the comment and confirm that they have reviewed this letter and believe the derivatives-related disclosure in the Registration Statement for the Reorganizations of the Ivy European Opportunities Fund and the Ivy Global Income Allocation Fund is consistent with the observations made in the letter. In connection with the annual update filed on July 26, 2018, Derivatives Risk was removed as a principal risk from the Ivy Asset Strategy Fund and Ivy International Core Equity Fund as these Funds currently do not intend to use derivatives as a principal investment strategy.

48.	Text: The performance table under the section titled “Comparison of Fund Performance” on pages 32-33 of the Prospectus/Proxy Statement.

Comment:    Please clarify this performance table presentation. Does the one-year presentation include the first quarter stub period, as well as the calendar year or is each year the fiscal year that ends on 3/31? We note that Item 4(b)(2) of Form N-1A requires that the table use calendar years. Accordingly, we believe that the table should show 2018 stub period separately and that the 1, 5, and 10-year presentations should be for the calendar years.

Response: The Registrants respectfully decline this comment. The prospectuses of the Registrants, which include performance for calendar year periods for all share classes and, for a certain share class, year-to-date performance, are incorporated by reference into the applicable Registration Statements. The Registrants believe that providing performance as of a more recent date, March 31, 2018, will be helpful to shareholders. The Registrants confirm that the one-year performance information in the tables in the Registration Statements are calculated from April 1, 2017 until March 31, 2018.

49.	Text: The disclosure under the section titled “Reasons for the Reorganization” beginning on page 37 of the Prospectus/Proxy Statement.

Comment:    Conclusory statements or a list of factors that were considered, noted, or observed by the Board are not sufficient disclosure in this section. Specifically, it is not sufficient to state that the Board considered, noted, or made an observation about factors or issues that were material to its determination to approve the Reorganization without stating what the Board concluded about that issue or factor and how that conclusion affected its determination to recommend approval of the Reorganization.

Response: The Registrants have reviewed the disclosure under the section titled “Reasons for the Reorganization” and believe it is sufficient.

50.	Text: The disclosure regarding “broker non-votes” under the section titled “Required Vote for the Proposal” on page 47 of the Prospectus/Proxy Statement.

Comment:    We note that there is only one proposal and it is non-routine.

Response: The Registrants acknowledge that there is only one non-routine proposal presented and as such, there are unlikely to be any “broker non-votes” at the Meeting.

51.	Text: The disclosure under the section titled “Adjournments” on page 48 of the Prospectus/Proxy Statement.

Comment:    The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable despite any provisions of the Fund’s by-laws or state law. See Rule 14a-4(d)(4) under the Securities Exchange Act of 1934 (the “1934 Act”). Specifically, this is not a “matter incident to the conduct of the meeting.” See Rule 14a-4(c)(7) under the 1934 Act. Similarly, brokers do not have discretionary authority to vote for an adjournment because such a vote would be non-routine. See Rule 452 of the New York Stock Exchange. Please note that it is the SEC’s view that such an adjournment must be authorized by means of a specific proposal in the proxy that receives the required majority of shareholder votes. The Form of Proxy should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated. See Rule 14a-4(b)(1) and (e) under the 1934 Act.

Response: The Registrants respectfully disagree with your analysis. In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the

“Adjournment Release”), the SEC withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule, the SEC stated:

Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the [SEC] will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.

The SEC has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. The Registrants represent that they will evaluate any proposed adjournments consistent with the SEC’s guidance in the Adjournment Release.

The Registrants further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the SEC’s Disclosure Operations: Proxy Rules Reference Book (1980):

[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.

Because the Registrants are Delaware statutory trusts, corporate governance matters are governed by the Delaware Statutory Trust Act (the “DSTA”). Section 3806(b)(5) of the DSTA establishes that the Registrants’ declaration of trust and by-laws:

[m]ay, if and to the extent that voting rights are granted under the governing instrument[s], set forth provisions relating to notice of the time, place or purpose of any meeting at which any matter is to be voted on, waiver of any such notice, action by consent without a meeting, the establishment of record dates, quorum requirements, voting in person, by proxy or in any other manner, or any other matter with respect to the exercise of any such right to vote. (Emphasis added.)

Consistent with the DSTA, the Registrants’ by-laws permit any shareholder meeting to be adjourned by the chairperson of the meeting. Any such adjournment may be with respect to one or more proposals, regardless of whether action has been taken on other matters. The Prospectus/Proxy Statement clearly recites this authority.

As the chairperson of the meeting may adjourn the meeting without a vote of shareholders, the shareholders are not conferring any discretionary authority to the proxies to vote in favor of an adjournment pursuant to Rule 14a-4 under the 1934 Act.

B. Ivy European Opportunities Fund Reorganization Comments

52.	Text: The reference to IICO in the Synopsis section titled: “In making its recommendation, what factors did the Board consider?” on page 6 of the Prospectus/Proxy Statement.

Comment:    Please identify the entity referred to by the acronym “IICO.” The comment also applies to the Registration Statements related to the Reorganizations of the Ivy LaSalle Global Risk-Managed Real Estate Fund and the Ivy Global Income Allocation Fund.

Response: The language has been revised as requested.

53.

Text: The Total Annual Fund Operating Expenses After Fee Waiver/ Expense Reimbursement table in the Synopsis section titled: “In making its recommendation, what factors did the Board consider?” on page 7 of the Prospectus/Proxy Statement.

Comment:    Include a footnote (if true) that Class E shares expenses will be higher on a gross basis after the Reorganization. Either state the difference or include a cross reference to the fee table.

Response: The following footnote has been added to the Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement table: Please see “COMPARISON OF THE FUNDS – Comparison of Shareholder Fees and Annual Fund Operating Expenses” for more information regarding the Funds’ expenses.

C. Ivy Tax-Managed Equity Fund Reorganization Comments

54.

Text: The disclosure under the heading “Principal Investment Strategies:” in the section titled “How do the Funds’ investment objectives, fundamental investment restrictions, principal investment strategies and principal investment risks compare?” on page 9 of the Prospectus/Proxy Statement.

Comment:    Please explain what is meant by being “sensitive to the potential impact of Federal income tax on shareholders’ investment returns.” Specifically, “the Fund’s tax-sensitive investment strategy is intended to lead to lower distributions of net investment income and realized net capital gains than funds managed without regard to Federal income tax consequences.”

Response: The following disclosure has been added under the heading “Principal Investment Strategies:”

The Tax-Managed Fund seeks to achieve its tax-sensitive investment strategy by, among other things, managing the Fund’s exposure to dividend-paying securities, minimizing portfolio turnover, monitoring for tax lots and availability of unrealized losses, and actively managing investment losses to minimize realized gains.

55.

Text: The disclosure under the heading “Principal Investment Risks:” in the section titled “How do the Funds’ investment objectives, fundamental investment restrictions, principal investment strategies and principal investment risks compare?” on page 11 of the Prospectus/Proxy Statement.

Comment:    Please make clear that the Ivy Large Cap Growth Fund may make larger distributions of short-term capital gains, taxable at ordinary income rates, and long-term capital gains than the Ivy Tax-Managed Equity Fund.

Response: The Registrant has added the following disclosure:

Because the Large Cap Fund is not managed pursuant to a tax-sensitive strategy, the Large Cap Fund may make larger distributions of short-term capital gains, taxable at ordinary income rates, and long-term capital gains than the Tax-Managed Fund.

56.

Text: The disclosure in the section titled “Will the Reorganization result in a higher investment management fee rate and higher fund expense rates immediately following the Reorganization?” on page 11 of the Prospectus/Proxy Statement.

Comment:    Please make the disclosure clear that the waiver applicable to the classes where the acquiring Fund has higher fees is temporary and will expire in less than two years.

Response: The disclosure has been revised to read as follows:

While the current investment management fees of 0.65% paid by the Tax-Managed Fund are lower than the investment management fees of 0.66% to be paid by the Large Cap Fund after the Reorganization, former shareholders of each class of the Tax-Managed Fund will be subject to the same or lower annual fund operating expenses as shareholders of the corresponding class of the Large Cap Fund after giving effect to temporary contractual fee waivers or expense reimbursements. However, the fee waiver will expire on July 31, 2020, if not renewed, after which time investors may become subject to the higher expenses currently charged by the Large Cap Fund to certain share classes.

Please also see the Registrant’s resposne to the SEC staff’s Comment 22.

57.

Text: The first sentence in the second paragraph in the section titled “Will the Reorganization result in a higher investment management fee rate and higher fund expense rates immediately following the Reorganization?” on page 11 of the Prospectus/Proxy Statement.

Comment:    Please remove the word “slightly.”

Response: The language has been revised as requested.

58.	Text: The sentence in the section titled “COMPARISON OF THE FUNDS – Comparison of Shareholder Fees and Annual Fund Operating Expenses” on page 15 of the Prospectus/Proxy Statement that states:

While the current investment management fees of 0.65% paid by the Tax-Managed Fund are lower than the investment management fees of 0.66% to be paid by the Large Cap Fund after the Reorganization, former shareholders of each class of the Tax-Managed Fund will be subject to the same or lower annual fund operating expenses as shareholders of the corresponding class of the Large Cap Fund after contractual fee waivers or expense reimbursements.

Comment:    Please revise the final phrase in the above sentence to read “for the two year period of the contractual fee waivers or expense reimbursements.”

Response: The language has been revised as requested.

D. Ivy LaSalle Global Risk-Managed Real Estate Fund Reorganization Comments

59.

Text: The disclosure under the heading “Same or Lower Overall Expenses” in the section titled “In making its recommendation, what factors did the Board consider?” on page 6 of the Prospectus/Proxy Statement.

Comment:    We note that none of these share classes currently have higher expenses than the share classes into which they will reorganize. See pages 7 and 17-19 of the Prospectus/Proxy Statement.

Response: The Registrant has revised the disclosure accordingly.

E. Ivy Global Income Allocation Fund Reorganization Comments

60.

Text: The first sentence in the second paragraph under the heading “Principal Investment Risks:” in the section titled “How do the Funds’ investment objectives, fundamental investment restrictions, principal investment strategies and principal investment risks compare?” on page 11 of the Prospectus/Proxy Statement.

Comment: Please remove the words “some” and “slightly.”

Response: The language has been revised as requested.

61.

Text: The first sentence in the second paragraph in the section titled “Will the Reorganization result in a higher investment management fee rate and higher fund expense rates immediately following the Reorganization?” on page 11 of the Prospectus/Proxy Statement.

Comment: Please remove the word “slightly.”

Response: The language has been revised as requested.

The Registrants believe they have fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (312) 964-3503, or in my absence, Mark R. Greer at (312) 964-3505.

Sincerely,

/s/Alan P. Goldberg
Alan P. Goldberg

Appendix A

1. Class E hypothetical expense example calculations for Ivy Global Income Allocation Fund

Year	Amount Invested	-	Sales Load	=	Beginning Value	+	Annual Return less Expenses	=	Ending Value	Average Value	*	Expense Ratio	Annual Expenses	Annual Fee	Aggregate Expenses	Amounts Listed in Table
1	$10,000.00		$250.00		$9,750.00		$343.20		$10,093.20	$9,921.60		1.48%	$146.84	$20.00	$416.84	$417
2							340.14		10,433.34	10,263.27		1.63%	167.29	20.00	604.13
3							351.60		10,784.94	10,609.14		1.63%	172.93	20.00	797.06	$797
4							363.45		11,148.40	10,966.67		1.63%	178.76	20.00	995.82
5							375.70		11,524.10	11,336.25		1.63%	184.78	20.00	1,200.60	$1,201
6							388.36		11,912.46	11,718.28		1.63%	191.01	20.00	1,411.61
7							401.45		12,313.91	12,113.19		1.63%	197.44	20.00	1,629.05
8							414.98		12,728.89	12,521.40		1.63%	204.10	20.00	1,853.15
9							428.96		13,157.85	12,943.37		1.63%	210.98	20.00	2,084.13
10							443.42		13,601.27	13,379.56		1.63%	218.09	20.00	2,322.21	$2,322

2. Class E hypothetical expense example calculations for Ivy Asset Strategy Fund

Year	Amount Invested	-	Sales Load	=	Beginning Value	+	Annual Return less Expenses	=	Ending Value	Average Value	*	Expense Ratio	Annual Expenses	Annual Fee	Aggregate Expenses	Amounts Listed in Table
1	$10,000.00		$250.00		$9,750.00		$389.03		$10,139.03	$9,944.51		1.01%	$100.44	$20.00	$370.44	$370
2							377.17		10,516.20	10,327.61		1.28%	132.19	20.00	522.63
3							391.20		10,907.40	10,711.80		1.28%	137.11	20.00	679.74	$680
4							405.76		11,313.15	11,110.28		1.28%	142.21	20.00	841.96
5							420.85		11,734.00	11,523.58		1.28%	147.50	20.00	1,009.46	$1,009
6							436.50		12,170.51	11,952.26		1.28%	152.99	20.00	1,182.45
7							452.74		12,623.25	12,396.88		1.28%	158.68	20.00	1,361.13
8							469.58		13,092.84	12,858.04		1.28%	164.58	20.00	1,545.71
9							487.05		13,579.89	13,336.36		1.28%	170.71	20.00	1,736.41
10							505.17		14,085.06	13,832.48		1.28%	177.06	20.00	1,933.47	$1,933

A- 1

3. Class E hypothetical expense example calculations for Ivy Asset Strategy Fund (Pro Forma)

Year	Amount Invested	-	Sales Load	=	Beginning Value	+	Annual Return less Expenses	=	Ending Value	Average Value	*	Expense Ratio	Annual Expenses	Annual Fee	Aggregate Expenses	Amounts Listed in Table
1	$10,000.00		$250.00		$9,750.00		$387.08		$10,137.08	$9,943.54		1.03%	$102.42	$20.00	$372.42	$372
2							402.44		10,539.52	10,338.30		1.03%	106.48	20.00	498.90
3							393.12		10,932.64	10,736.08		1.27%	136.35	20.00	655.25	$655
4							407.79		11,340.43	11,136.53		1.27%	141.43	20.00	816.69
5							423.00		11,763.43	11,551.93		1.27%	146.71	20.00	983.39	$983
6							438.78		12,202.20	11,982.81		1.27%	152.18	20.00	1,155.58
7							455.14		12,657.34	12,429.77		1.27%	157.86	20.00	1,333.43
8							472.12		13,129.46	12,893.40		1.27%	163.75	20.00	1,517.18
9							489.73		13,619.19	13,374.33		1.27%	169.85	20.00	1,707.03
10							508.00		14,127.19	13,873.19		1.27%	176.19	20.00	1,903.22	$1,903

4. Class E hypothetical expense example calculations for Ivy European Opportunities Fund

Year	Amount Invested	-	Sales Load	=	Beginning Value	+	Annual Return less Expenses	=	Ending Value	Average Value	*	Expense Ratio	Annual Expenses	Annual Fee	Aggregate Expenses	Amounts Listed in Table
1	$10,000.00		$250.00		$9,750.00		$360.75		$10,110.75	$9,930.38		1.30%	$129.09	$20.00	$399.09	$399
2							374.10		10,484.85	10,297.80		1.30%	133.87	20.00	552.97
3							387.94		10,872.79	10,678.82		1.30%	138.82	20.00	711.79	$712
4							402.29		11,275.08	11,073.93		1.30%	143.96	20.00	875.75
5							417.18		11,692.26	11,483.67		1.30%	149.29	20.00	1,045.04	$1,045
6							432.61		12,124.87	11,908.56		1.30%	154.81	20.00	1,219.85
7							448.62		12,573.49	12,349.18		1.30%	160.54	20.00	1,400.39
8							465.22		13,038.71	12,806.10		1.30%	166.48	20.00	1,586.87
9							482.43		13,521.14	13,279.93		1.30%	172.64	20.00	1,779.51
10							500.28		14,021.43	13,771.28		1.30%	179.03	20.00	1,978.54	$1,979

A- 2

5. Class E hypothetical expense example calculations for Ivy International Core Equity Fund

Year	Amount Invested	-	Sales Load	=	Beginning Value	+	Annual Return less Expenses	=	Ending Value	Average Value	*	Expense Ratio	Annual Expenses	Annual Fee	Aggregate Expenses	Amounts Listed in Table
1	$10,000.00		$250.00		$9,750.00		$362.70		$10,112.70	$9,931.35		1.28%	$127.12	$20.00	$397.12	$397
2							352.93		10,465.63	10,289.17		1.51%	155.37	20.00	572.49
3							365.25		10,830.88	10,648.26		1.51%	160.79	20.00	753.28	$753
4							378.00		11,208.88	11,019.88		1.51%	166.40	20.00	939.68
5							391.19		11,600.07	11,404.48		1.51%	172.21	20.00	1,131.88	$1,132
6							404.84		12,004.91	11,802.49		1.51%	178.22	20.00	1,330.10
7							418.97		12,423.89	12,214.40		1.51%	184.44	20.00	1,534.54
8							433.59		12,857.48	12,640.68		1.51%	190.87	20.00	1,745.41
9							448.73		13,306.21	13,081.84		1.51%	197.54	20.00	1,962.95
10							464.39		13,770.59	13,538.40		1.51%	204.43	20.00	2,187.38	$2,187

6. Class E hypothetical expense example calculations for Ivy International Core Equity Fund (Pro Forma)

Year	Amount Invested	-	Sales Load	=	Beginning Value	+	Annual Return less Expenses	=	Ending Value	Average Value	*	Expense Ratio	Annual Expenses	Annual Fee	Aggregate Expenses	Amounts Listed in Table
1	$10,000.00		$250.00		$9,750.00		$362.70		$10,112.70	$9,931.35		1.28%	$127.12	$20.00	$397.12	$397
2							376.19		10,488.89	10,300.80		1.28%	131.85	20.00	548.97
3							363.96		10,852.86	10,670.87		1.53%	163.26	20.00	732.24	$732
4							376.59		11,229.45	11,041.15		1.53%	168.93	20.00	921.17
5							389.66		11,619.11	11,424.28		1.53%	174.79	20.00	1,115.96	$1,116
6							403.18		12,022.30	11,820.70		1.53%	180.86	20.00	1,316.81
7							417.17		12,439.47	12,230.88		1.53%	187.13	20.00	1,523.95
8							431.65		12,871.12	12,655.29		1.53%	193.63	20.00	1,737.57
9							446.63		13,317.75	13,094.43		1.53%	200.34	20.00	1,957.92
10							462.13		13,779.87	13,548.81		1.53%	207.30	20.00	2,185.21	$2,185

A- 3